Exhibit 99.2

Alvotech

Société Anonyme

Siège social : 9, rue de Bitbourg, L-1273 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B258884

(the “Company”)

Attendance List of the Annual and Extraordinary General Meeting of Shareholders held in Luxembourg, on 7 June 2024

Shareholders	Number of Ordinary Shares represented and entitled to vote*	Signatures shareholders/proxies
Cede & Co	9,472,523
Aztiq Pharma Partners S.à r.l.	101,147,803
Alvogen Lux Holdings S.à r.l.	88,940,619
Celtic Holdings II Limited	1,636,236
Celtic Holdings III Limited	910,871
Cetus Capital II LLC	58,279
Cetus Capital III LP	58,279
VSS Fund LP	3,610
BIRTA LÍFEYRISSJÓÐUR	2,788,575
FRJÁLSI LÍFEYRISSJÓÐURINN	2,256,870
LÍFEYRISSJ.STARFSM.RÍK. A-DEILD	2,094,383
STAPI LÍFEYRISSJÓÐUR	1,728,386
LÍFSVERK LÍFEYRISSJÓÐUR	803,115

IS EQUUS HLUTABRÉF	423,587
IS HLUTABRÉFASJÓÐURINN	416,411
LÍFEYRISSJ.STARFSM.RÍK. B-DEILD	372,497
IS EINKASAFN C	309,881
SCULPTOR MASTER FUND LTD	16,065
IS EINKASAFN D	237,092
NJGC HOLDINGS, L.P.	14,373
IS ÚRVALSVÍSITÖLUSJÓÐURINN	140,299
ALPHA HLUTABRÉF	87,029
LÍFEYRISSJÓÐUR STARFSM AKUREYRB	68,803
IS EINKASAFN E	67,665
IS EINKASAFN B	60,884
SCULPTOR CREDIT OPPORTUNITIES M	3,382
BBL 34 EHF.	50,000
IS EIGNASAFN	28,360
SIGRÍÐUR ÓLAFSDÓTTIR	23,428
GUÐMUNDUR A KRISTJÁNSSON	9,432
PÁLMAR INGI GUÐNASON	8,319

BJÖRGÓLFUR JÓHANNSSON	7,161
ARNÓR INGI KRISTINSSON	2,522
HJÖRLEIFUR PÁLSSON	2,350
STEINGRÍMUR GUÐJÓNSSON	1,465
RAFN HEIÐAR INGÓLFSSON	1,161
INGÓLFUR GARÐARSSON	888
RÚNAR EINARSSON	825
VÍKINGUR VÍKINGSSON	807
ODDUR KJARTANSSON	680
ANIL BABU JAGARLAMUDI	578
ÁSGEIR FRIÐGEIRSSON	569
DAGUR SNÆR GUÐMUNDSSON	523
HÖRÐUR ÓLAFSSON	500
FRIÐRIK MARGEIR FRIÐRIKSSON	400
INGÓLFUR ÁGÚSTSSON	365
JÓHANN SIGURÐSSON	361
SNJÓLAUGUR INGI HALLDÓRSSON	350
SÓLEY GUÐMUNDSDÓTTIR	297

KJARTAN HALLDÓR EINARSSON	290
ELÍN ÁSTA HALLGRÍMSSON	289
VALDIMAR ÞÓR BRYNJARSSON	281
OSMAN BEDOR KOROMA	271
GUÐRÚN FJÓLA GUÐNADÓTTIR	271
HINRIK VILHJÁLMSSON	271
HALLVEIG ANDRÉSDÓTTIR	271
SIVA PRATHAP REDDY MADEM	271
SÚSANNA ERNST FRIÐRIKSDÓTTIR	271
JAVED HUSSAIN	271
ÁRNI AÐALSTEINN HALLDÓRUSON	264
VÖRÐUHÓLL EHF.	210
EINAR ÖRN ÓLAFSSON	200
MARGRÉT JÓHANNA LÁRUSDÓTTIR	200
KATERINA BODOROVÁ	169
DAGNÝ BJÖRK ÞÓRGNÝSDÓTTIR	164
VIKTOR MAR BONILLA	159
VALDIMAR SVEINSSON	132

HÁKON VALDIMARSSON	120
HLYNUR AÐILS VILMARSSON	100
EYÞÓR ÓLAFSSON	89
GUÐRÚN LÓA SVERRISDÓTTIR	85
SIGURLAUGUR ODDUR JÓNSSON	66
INGI FREYR ÁGÚSTSSON	50
ÓLAFUR ÞÓR ÓLAFSSON	46
MAGNÚS ÓLI FRIÐRIKSSON	45
ÁSMUNDUR KJARTANSSON	29
TOMASZ LATON	26
BIRNA Þ. LONG HJÖRLEIFSDÓTTIR	25
MATTHIAS AARON ELIASSON	10
JAKOB JAKOBSSON	1,912
KRISTJÁN ORRI DAÐASON	695
KRISTMUNDUR ÁSMUNDSSON	500
ARNHEIÐUR RUNÓLFSDÓTTIR	271
ÞÓRÐUR BERG ÞÓRÐARSON	146
DANÍEL LÍNBERG ALEXANDERSSON	60

TOTAL:	214,267,388 out of 302,727,462

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[Signature page – attendance list of the annual general meeting of shareholders of Alvotech held on 7 June 2024]

By:_____________________ Name: Tanya Zharov Title: Chairman	By: _____________________ Name: Alexander Olliges Title: Secretary	By: _____________________ Name: Benedikt Stefansson Title: Scrutineer